UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person

       McCarthy              John                   Stephen

       (Last)                 (First)                  (Middle)

       8000 Maryland Avenue, Suite 1190

       (Street)

        St. Louis              Missouri                 63105

       (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

       NetSolve, Incorporated         (NTSL)

  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

      4.   Statement for Month/Year

             01/02

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person to Issuer (Check all applicable)

  [X]  Director                                [   ]  10% Owner

  [  ]  Officer (give title below)                [   ]  Other (specify below)

  Individual or Joint/Group Filing (Check applicable line)

           [X]  Form filed by One Reporting Person

           [  ]  Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (mm/dd/yr)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner ship Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Bene ficial Owner ship (Instr 4)
		Code	V	Amount	(A) or (D)	Price
Common	01/31/02	P		1,000	A	$8.00	11,000	I	Gateway Associates P/S Plan fbo John McCarthy U/A 12/31/91
						TOTAL	428,760(1)

(Form 4 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
1. Title of Derivative Securi-ty (Instr 3)	2. Con-version or Exercise Price of Derivative Securi-ty	3. Transaction Date M/D/Y	4. Transaction Code (Instr 8)		5. Num-ber of Derivative Securities Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Nature of Indirect BeneficialOwnership (Inst 4)
			Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Incentive Stock Option (right to buy)	$9.00	N/A	N/A				4/13/99	4/13/09	Common Stock	15,000		15,000	D
Non-Incentive Stock Option (right to buy)	$27.875	N/A	N/A				7/11/00	7/11/10	Common Stock	3,750		3,750	D
Non-Incentive Stock Option (right to buy)	$9.80	N/A	N/A				7/18/01	7/18/11	Common Stock	3,750		3,750	D
											TOTAL	22,500

Explanation of Responses:

  Consisting of (i) 42,765 shares of Common Stock held directly by Mr. McCarthy and (ii) 385,995 shares of Common Stock held indirectly by Mr. McCarthy.

/s/ Cristina Corbo Jennings                                                              02/07/02

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**By: Cristina Corbo Jennings, Attorney-in-Fact                                      Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.